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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2004

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                 Santiago, Chile
                                  (562) 6309000
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                           Form 20-F |X| Form 40-F |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                    Yes |_| No |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                 Yes |_| No |X|

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                 Yes |_| No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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ENDESA
GRUPO ENERSIS
ENDESA, S.A., Endesa Chile's Parent Company, 2004 DJSI Member

FOR IMMEDIATE RELEASE
                                                       Tomas Gonzalez
For further information contact:                       tgonzalez@endesa.cl
Jaime Montero
Investor Relations Director                            Irene Aguilo
Endesa Chile                                           iaguilo@endesa.cl
(56-2) 634-2329
jfmv@endesa.cl                                         Suzanne Sahr
                                                       ssc@endesa.cl

             ENDESA-CHILE'S RESPONSE TO THE SUPERINTENDENCE IN CHILE REGARDING THE RATIONING PROGRAM OF GAS EXPORTS OF THE ARGENTINE REPUBLIC

(Santiago, Chile, April 6, 2004) - Endesa Chile (NYSE: EOC), informs the following:

By means of this letter, we are answering to a request from the Superintendence of Securities and Insurance in Chile regarding core aspects related to the Rationing Program of Gas Exports and the Use of the Transportation Capacity contained in the resolution No. 265/2004 of the Secretary of Energy of the Argentine Republic (Secretaria de Energia de la Republica Argentina).

      1. Endesa-Chile and its subsidiaries in Chile have a total of 3,578 MW of generation capacity connected to the Sistema Interconectado Central, SIC, the largest interconnected system in the country. Only 610 MW of the capacity, that is 17% of this total are thermal plants supplied with gas from Argentina.

      2. The power plants that could be potentially affected by the Resolutions previously mentioned are Taltal plant, with a total installed capacity of 240 MW (two 120 MW units) and San Isidro plant, with a total installed capacity of 370 MW.

      3. Only San Isidro plant has the capability to operate with an alternative fuel, that is fuel oil, and has the respective supply contracts in force.

      4. Worth mentioning, in terms of San Isidro plant, is that its non interruptible natural gas supply contracts with YPF S.A. cover the total installed capacity needs of the power plant, meaning that the non interruptible contracted daily volume of 1,800,000 m3 allows this plant to generate at maximum capacity (370 MW).

With regard to central Taltal, the generation at full capacity of its two units also requires a daily volume of 1,800,000 m3 of natural gas. During the year 2000, this total daily supply was contracted under non-interruptible conditions with YPF, although currently, only 900,000 m3 daily are considered non-interruptible (full capacity generation of one power unit).

As additional information, the company informs the following:

      1. Under normal hydrological conditions and with current gas restrictions, Endesa-Chile and its subsidiaries would maintain a net sales position in the spot market, and therefore its economic performance would not be negatively affected. This position would be strengthened by the start up of the new Ralco hydro power plant, expected for the second half of this year.

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2.    Based on presently available information, the only Endesa-Chile's power plant affected by the rationing of gas exports is Taltal plant, which, if rationing is intensified reaching the total gas requirements of the plant, Endesa-Chile's capacity would be reduced by 7%.

3. Under normal hydrological conditions, a relevant increase in the generation costs of Endesa-Chile and subsidiaries due to Taltal's gas supply rationing is not expected.

Only if a double contingency situation in the system, that is, a severe drought along with the current or more critical levels of restriction of gas supply from Argentina, would Endesa-Chile and it's subsidiaries, as well as the other generators in the SIC, see its performance negatively affected. It is important to point out that there is no information indicating that a wide spread weather phenomena implying an increase in the possibility of a very dry hydrology, could occur.

Endesa-Chile also informs that it is presently analyzing the different contractual situations and the alternative options to eventually claim the respective compensation for the greater costs that could result from the gas restrictions caused by the administrative actions of the Argentine Government.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         EMPRESA NACIONAL DE ELECTRICIDAD S.A.


                                         BY: /S/ HECTOR LOPEZ VILASECO
                                            ----------------------------------
                                                Hector Lopez Vilaseco

                                                    General Manager

Dated:  April 6, 2004